GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

blane@gibsondunn.com

November 20, 2008

Direct Dial	Client Matter No.
(202) 887-3646	C 39267-00038

Fax No.

(202) 530-9589

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation

Form 10-K for the fiscal year ended December 31, 2007

Filed February 28, 2008

Form 10-Q for the Quarterly Period Ended June 30,2008

File No. 001-10890

Filed August 8, 2008

Dear Mr. Rosenberg:

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein this letter as requested in my conversation with Ms. Ignat regarding the comment letter dated October 31, 2008. The Company intends to respond to the October 31, 2008 comment letter on or before December 2, 2008.

If you have any questions do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

United States Securities and Exchange Commission

November 20, 2008

BJL/sga

cc:	Louis G. Lower II

Peter H. Heckman

Ann M. Caparrós

Bret A. Conklin

Dwayne D. Hallman